Richardson Electronics, Ltd. 10-Q

Exhibit 99.1

Press Release

For Immediate Release

For Details Contact:		40W267 Keslinger Road
Edward J. Richardson	Robert J. Ben	PO BOX 393
Chairman and CEO	EVP & CFO	LaFox, IL 60147-0393 USA
Phone: (630) 208-2205	(630) 208-2203	(630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS THIRD QUARTER FISCAL 2018 PROFIT
AND DECLARES QUARTERLY CASH DIVIDEND

Company Beats Q2 Performance; Achieves Operating Income of $1.0 million in Q3

LaFox, IL, April 11, 2018: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported financial results for its third quarter ended March 3, 2018. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.

Third Quarter Results

Net sales for the third quarter of fiscal 2018 increased 28.9% to $41.6 million compared to net sales of $32.3 million in the prior year’s third quarter. Sales increased $7.1 million for PMT and $2.7 million for Canvys. PMT sales were higher in power conversion and RF and microwave components, industrial power grid tubes and specialty products sold into the semiconductor wafer fabrication capital equipment market. Sales increased for Canvys due to new program wins and higher overall demand across both the U.S. and Europe. Sales decreased for Richardson Healthcare by $0.5 million due to the sale of the PACS Display business at the end of fiscal 2017, partially offset by higher equipment and certified pre-owned CT Tube sales.

Gross margin increased to $14.1 million, or 33.8% of net sales during the third quarter of fiscal 2018, compared to $10.7 million, or 33.1% of net sales during the third quarter of fiscal 2017. Margin increased as a percent of net sales primarily due to an improved product mix in both PMT and Canvys.

Operating expenses were $13.1 million for the third quarter of fiscal 2018 compared to $12.0 million in the third quarter of fiscal 2017. Operating expenses increased due to additional compensation and other expenses primarily related to the increase in net sales as well as higher research and development and other expenses for Richardson Healthcare. Operating expenses as a percent of net sales decreased to 31.4% in the current quarter from 37.1% last year.

As a result, the company reported $1.0 million of operating income for the third quarter of fiscal 2018 compared to an operating loss of $1.3 million in the prior year’s third quarter. Other income for the third quarter of fiscal 2018, primarily interest income, was less than $0.1 million, compared to other expense of $0.1 million, primarily a foreign exchange loss, for the third quarter of fiscal 2017.

The income tax provision of $0.5 million during the third quarter of fiscal 2018 reflected a provision for foreign income taxes based on the current quarter’s geographical distribution of income, adjustments from foreign income tax returns recently filed and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss. During the third quarter of fiscal 2018, the company calculated its estimated tax liability as a result of the recently enacted Tax Cut and Jobs Act. The $11.2 million liability was entirely offset by newly generated foreign tax credits and foreign tax credit carryforwards. In addition, the company wrote-down $1.6 million of its net operating loss carryforwards and other deferred tax assets against the valuation allowance due to the reduction in the federal tax rate.

Net income for the third quarter of fiscal 2018 was $0.5 million compared to a net loss of $1.4 million in the third quarter of fiscal 2017.

FINANCIAL SUMMARY – NINE MONTHS ENDED MARCH 3, 2018

●	Net sales for the first nine months of fiscal 2018 were $117.7 million, an increase of 18.3%, compared to net sales of $99.5 million during the first nine months of fiscal 2017. Sales increased by $15.7 million for PMT and $5.2 million for Canvys. These increases were partially offset by a $2.7 million decrease for Richardson Healthcare, which was due to the divestiture of the PACS Display business at the end of fiscal 2017.
●	Gross profit increased to $39.6 million during the first nine months of fiscal 2018, compared to $31.9 million during the first nine months of fiscal 2017. In addition, as a percentage of net sales, gross margin increased to 33.6% of net sales during the first nine months of fiscal 2018, compared to 32.1% of net sales during the first nine months of fiscal 2017, mostly as a result of an improved product mix.
●	Operating expenses increased to $38.0 million for the first nine months of fiscal 2018, compared to $37.7 million for the first nine months of fiscal 2017. The increase was due to additional compensation and other expenses mostly related to the higher net sales as well as increased research and development and other expenses for Richardson Healthcare. These increases were partially offset by the $1.3 million in severance expense associated with the reduction in work force during the second quarter of fiscal 2017.
●	Operating income during the first nine months of fiscal 2018 was $1.8 million, compared to an operating loss of $5.8 million during the first nine months of fiscal 2017.
●	Other expense for the first nine months of fiscal 2018, including foreign exchange, was $0.1 million, compared to other expense of $0.2 million for the first nine months of fiscal 2017.
●	The income tax provision of $1.1 million during the first nine months of fiscal 2018 reflected a provision for foreign income taxes, additional tax due from an audit in Germany and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss. The tax provision of $0.8 million in the first nine months of fiscal 2017 included a provision for foreign income taxes, additional tax due from an audit in France and no U.S. tax benefit due to the valuation allowance recorded against the net operating loss.
●	Income from continuing operations for the first nine months of fiscal 2018 was $0.6 million, compared to a loss from continuing operations of $6.8 million in the first nine months of 2017. In addition, during the second quarter of fiscal 2018, the Company received an income tax refund from the State of Illinois, inclusive of interest and net of professional fees, of $1.5 million. This refund was a result of the conclusion of the Illinois amended return related to the sale of RFPD in 2011 and was therefore, classified as income from discontinued operations.
●	Net income for the first nine months of fiscal 2018 was $2.1 million, compared to a net loss of $6.8 million during the first nine months of fiscal 2017.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on May 24, 2018, to common stockholders of record on May 9, 2018.

Cash and investments at the end of the third quarter of fiscal 2018 were $60.1 million compared to $59.3 million at the end of the second quarter of fiscal 2018 and $60.2 million at the end of the third quarter of fiscal 2017. During the third quarter of fiscal 2018, the Company did not repurchase any shares of its common stock under the existing share repurchase authorization. Since the sale of RFPD, the Company has spent $65.6 million on share repurchases, nearly $20.0 million on acquisitions, approximately $22.5 million on dividends and $8.8 million on purchases of Richardson Healthcare equipment. Currently, there are 10.8 million outstanding shares of common stock and 2.1 million outstanding shares of Class B common stock.

OUTLOOK

“I am pleased to report an operating profit of $1.0 million for the third quarter of fiscal 2018 as compared to a $1.3 million operating loss in the third quarter of fiscal 2017,” said Edward J. Richardson, Chairman, Chief Executive Officer, and President. “All three of our business units performed well again in the third quarter. We are enjoying a favorable economy, our investments in our growth initiatives are starting to pay off and revenues generated from power grid tubes remain strong. With our new CT Tube in the final stages of testing and continued investment in new products, we remain optimistic about the future,” Mr. Richardson concluded.

CONFERENCE CALL INFORMATION

On Thursday, April 12, 2018, at 9:00 a.m. CDT, Edward J. Richardson, Chairman and Chief Executive Officer, and Robert J. Ben, Chief Financial Officer, will host a conference call to discuss the Company’s third quarter results for fiscal year 2018. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial (888) 339-2688 and enter passcode 41388627 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 12:00 a.m. CDT on April 13, 2018, for seven days. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 74404237.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on July 31, 2017. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; flat panel detector solutions and replacement parts for diagnostic imaging equipment; and customized display solutions. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure. More information is available at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.
Consolidated Balance Sheets
(in thousands, except per share amounts)

	Unaudited	Audited
	March 3, 2018	May 27, 2017
Assets
Current assets:
Cash and cash equivalents	$59,882	$55,327
Accounts receivable, less allowance of $362 and $398, respectively	21,893	20,782
Inventories, net	49,129	42,749
Prepaid expenses and other assets	3,746	3,070
Investments - current	199	6,429
Total current assets	134,849	128,357
Non-current assets:
Property, plant and equipment, net	17,991	15,813
Goodwill	6,332	6,332
Intangible assets, net	3,125	3,441
Non-current deferred income taxes	1,061	1,102
Investments - non-current	—	2,419
Total non-current assets	28,509	29,107
Total assets	$163,358	$157,464
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$15,846	$15,933
Accrued liabilities	9,867	8,311
Total current liabilities	25,713	24,244
Non-current liabilities:
Non-current deferred income tax liabilities	236	158
Other non-current liabilities	947	735
Total non-current liabilities	1,183	893
Total liabilities	26,896	25,137
Stockholders’ equity
Common stock, $0.05 par value; issued and outstanding 10,796 shares at March 3, 2018 and 10,712 shares at May 27, 2017	540	535
Class B common stock, convertible, $0.05 par value; issued and outstanding 2,137 shares at March 3, 2018 and May 27, 2017	107	107
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	59,900	59,436
Common stock in treasury, at cost, no shares at March 3, 2018 and May 27, 2017	—	—
Retained earnings	69,132	69,333
Accumulated other comprehensive income	6,783	2,916
Total stockholders’ equity	136,462	132,327
Total liabilities and stockholders’ equity	$163,358	$157,464

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Comprehensive Income (Loss)

(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	March 3, 2018	February 25, 2017	March 3, 2018	February 25, 2017
Statements of Comprehensive Income (Loss)
Net sales	$41,645	$32,313	$117,722	$99,513
Cost of sales	27,578	21,621	78,133	67,617
Gross profit	14,067	10,692	39,589	31,896
Selling, general and administrative expenses	13,097	12,002	38,023	37,697
Loss (gain) on disposal of assets	3	—	(188)	—
Operating income (loss)	967	(1,310)	1,754	(5,801)
Other (income) expense:
Investment/interest income	(208)	(67)	(378)	(129)
Foreign exchange loss	159	214	475	311
Other, net	1	(16)	(14)	—
Total other (income) expense	(48)	131	83	182
Income (loss) from continuing operations before income taxes	1,015	(1,441)	1,671	(5,983)
Income tax provision (benefit)	488	(10)	1,084	820
Income (loss) from continuing operations	527	(1,431)	587	(6,803)
Income from discontinued operations	—	—	1,496	—
Net income (loss)	527	(1,431)	2,083	(6,803)
Foreign currency translation gain (loss), net of tax	1,646	508	3,997	(1,736)
Fair value adjustments on investments (loss) gain	(164)	27	(130)	40
Comprehensive income (loss)	$2,009	$(896)	$5,950	$(8,499)
Net income (loss) per Common share - Basic:
Income (loss) from continuing operations	$0.04	$(0.11)	$0.05	$(0.54)
Income from discontinued operations	—	—	0.12	—
Total net income (loss) per Common share - Basic	$0.04	$(0.11)	$0.17	$(0.54)
Net income (loss) per Class B common share - Basic:
Income (loss) from continuing operations	$0.04	$(0.10)	$0.04	$(0.48)
Income from discontinued operations	—	—	0.11	—
Total net income (loss) per Class B common share - Basic	$0.04	$(0.10)	$0.15	$(0.48)
Net income (loss) per Common share - Diluted:
Income (loss) from continuing operations	$0.04	$(0.11)	$0.05	$(0.54)
Income from discontinued operations	—	—	0.12	—
Total net income (loss) per Common share – Diluted	$0.04	$(0.11)	$0.17	$(0.54)
Net income (loss) per Class B common share - Diluted:
Income (loss) from continuing operations	$0.04	$(0.10)	$0.04	$(0.48)
Income from discontinued operations	—	—	0.11	—
Total net income (loss) per Class B common share – Diluted	$0.04	$(0.10)	$0.15	$(0.48)
Weighted average number of shares:
Common shares – Basic	10,792	10,706	10,753	10,704
Class B common shares – Basic	2,137	2,141	2,137	2,141
Common shares – Diluted	10,872	10,706	10,793	10,704
Class B common shares – Diluted	2,137	2,141	2,137	2,141
Dividends per common share	$0.060	$0.060	$0.180	$0.180
Dividends per Class B common share	$0.054	$0.054	$0.162	$0.162

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Nine Months Ended
	March 3, 2018	February 25, 2017	March 3, 2018	February 25, 2017
Operating activities:
Net income (loss)	$527	$(1,431)	$2,083	$(6,803)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	752	703	2,219	2,020
Inventory provisions	183	189	470	298
Gain on sale of investments	(159)	(8)	(183)	(2)
Loss (gain) on disposal of assets	3	—	(188)	—
Share-based compensation expense	116	75	425	354
Deferred income taxes	124	121	186	(188)
Change in assets and liabilities:
Accounts receivable	(551)	(717)	(239)	3,217
Income tax receivable	—	—	—	(5)
Inventories	(598)	117	(5,232)	1,600
Prepaid expenses and other assets	43	80	(572)	(961)
Accounts payable	552	849	(446)	(2,372)
Accrued liabilities	1,116	(1,118)	1,325	(256)
Other	(137)	(125)	(140)	(107)
Net cash provided by (used in) operating activities	1,971	(1,265)	(292)	(3,205)
Investing activities:
Capital expenditures	(1,461)	(764)	(4,196)	(4,063)
Proceeds from sale of assets	—	—	276	—
Proceeds from maturity of investments	3,943	—	12,120	3,582
Purchases of investments	—	—	(3,943)	(2,136)
Proceeds from sales of available-for-sale securities	648	78	913	225
Purchases of available-for-sale securities	—	(78)	(265)	(225)
Other	(2)	(3)	(7)	(9)
Net cash provided by (used in) investing activities	3,128	(767)	4,898	(2,626)
Financing activities:
Proceeds from issuance of common stock	44	30	44	30
Cash dividends paid	(763)	(758)	(2,284)	(2,273)
Net cash used in financing activities	(719)	(728)	(2,240)	(2,243)
Effect of exchange rate changes on cash and cash equivalents	1,049	35	2,189	(994)
Increase (decrease) in cash and cash equivalents	5,429	(2,725)	4,555	(9,068)
Cash and cash equivalents at beginning of period	54,453	54,111	55,327	60,454
Cash and cash equivalents at end of period	$59,882	$51,386	$59,882	$51,386

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Third Quarter and First Nine Months of Fiscal 2018 and Fiscal 2017

($ in thousands)

By Strategic Business Unit:

Net Sales	Q3 FY 2018	Q3 FY 2017	% Change
PMT	$31,869	$24,763	28.7%
Canvys	7,585	4,824	57.2%
Healthcare	2,191	2,726	-19.6%
Total	$41,645	$32,313	28.9%

	YTD FY 2018	YTD FY 2017	% Change
PMT	$91,056	$75,373	20.8%
Canvys	20,057	14,883	34.8%
Healthcare	6,609	9,257	-28.6%
Total	$117,722	$99,513	18.3%

Gross Profit	Q3 FY 2018	% of Net Sales	Q3 FY 2017	% of Net Sales
PMT	$10,656	33.4%	$8,075	32.6%
Canvys	2,571	33.9%	1,331	27.6%
Healthcare	840	38.3%	1,286	47.2%
Total	$14,067	33.8%	$10,692	33.1%

	YTD FY 2018	% of Net Sales	YTD FY 2017	% of Net Sales
PMT	$30,492	33.5%	$23,803	31.6%
Canvys	6,245	31.1%	4,222	28.4%
Healthcare	2,852	43.2%	3,871	41.8%
Total	$39,589	33.6%	$31,896	32.1%